Filed by Okada Manila International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

SEC File No.: 001-39900

UE RESORTS INTERNATIONAL ANALYST DAY PRESENTATION March 2022

DISCLAIMERS Important Information for Investors and Stockholders this Presentation This presentation (this Presentation ) relates to a proposed business combination (the Business Combination ) between 26 Capital Acquisition Corp. ( 26 Capital ) and Okada Manila International Inc. (“OMI” or the Company ) and is for informational purposes only. Forward-Looking Statements Certain statements, estimates, targets and projections in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or 26 Capital’s or the Company's future financial or operating performance. For example, projections of the Company's future financial results and other metrics, statements regarding the satisfaction of closing conditions to the Business Combination and the timing of the completion of the Business Combination, statements regarding anticipated growth in the industry in which the Company operates, and anticipated growth in demand for the Company's services, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as may , should , could , might , plan , possible , project , strive , budget , forecast , expect , intend , will , estimate , anticipate , believe , predict , potential or continue , or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by 26 Capital and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against 26 Capital, the Company, the combined company or others following the announcement of the Business Combination; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of 26 Capital; (iv) the inability of the Company to satisfy other conditions to closing; (v) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (vi) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, and the costs related to the Business Combination; (ix) changes in applicable laws or regulations; (x) the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xi) the Company's estimates of expenses and profitability: (xii) the evolution of the markets in which the Company competes; (xiii) the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; (xiv) the ability of the Company to satisfy regulatory requirements; (xv) the impact of the COVID-19 pandemic on the Company's and the combined company's business; and (xvi) other risks and uncertainties set forth in the section entitled Risk Factors and Cautionary Note Regarding Forward-Looking Statements in 26 Capital’s final prospectus filed with the SEC on January 19, 2021 in connection with 26 Capital’s initial public offering (“26 Capital’s Prospectus”), and other risks and uncertainties indicated from time to time in other documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by 26 Capital or the Company. If any of these risks materialize or if 26 Capital’s or the Company's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that are not presently known to 26 Capital or the Company or that 26 Capital or the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. ln addition, forward-looking statements reflect 26 Capital’s and the Company's expectations, plans or forecasts of future events and views as of the date of this Presentation. Forward-looking statements speak only as of the date they are made, and 26 Capital and the Company undertake no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statements, whether as the result of new information, future events or otherwise, except as required by law. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither 26 Capital nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-IFRS Financial Measures The financial information and data contained in this Presentation has not been audited in accordance with the standards of the Public Company Accounting Oversight Board and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed with the SEC relating to the proposed Business Combination. This Presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), including EBITDA, EBITDA margin, and certain ratios and other metrics derived therefrom. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the conversion of the Company's financial statements into IFRS and the audit of the financial statements may impact how the Company currently calculates its non- IFRS financial measures, and we cannot assure you that there would not be differences, and such differences could be material. 26 Capital and the Company believe these non- IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations. 26 Capital and the Company believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company's financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. These non-IFRS financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. Additionally, there can be no assurance that the Company will not modify the presentation of these or similar non-IFRS measures in the future, including to make adjustments for future expenses or other items that the Company believes are appropriate in comparing its operating performance across reporting periods on a consistent basis This Presentation also includes certain projections of non-IFRS financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, 26 Capital and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable IFRS measures is included and no reconciliation of the forward-looking non-IFRS financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Page 2

DISCLAIMERS (cont.) Use of Projections This presentation contains financial forecasts for the Company with respect to certain financial results for the Company's fiscal years 2021 through 2026. Neither 26 Capital's nor the Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements included for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, the Company relies on and refers to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither 26 Capital nor the Company has independently verified the accuracy or completeness of any such third-party information. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company or the Business Combination. The recipient should make its own evaluation of the Company and of the relevance and adequacy of the information and should make such other investigations as it deems necessary. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but 26 Capital and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information and Where to Find It This Presentation does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of 26 Capital, OMI, the combined company or any of their respective affiliates, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. In connection with the proposed Business Combination, the Company intends to file a registration statement on Form F-4 with the SEC, which will include a document that serves as a prospectus of the Company and as a proxy statement of 26 Capital, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all 26 Capital stockholders. 26 Capital and the Company also will file other documents regarding the proposed Business Combination with the SEC. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. Before making any voting or investment decision, investors and security holders of 26 Capital are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination. Investors and security holders will be able to obtain free copies of the registration statement. The proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by 26 Capital and the Company through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by 26 Capital with the SEC may be obtained free of charge from the investor relations page or 26 Capital’s website at https://wwwspac26.com or upon written request to 701 Brickell Avenue, Suite 1550, Miami, Florida 33131, USA. Participants in the Solicitation 26 Capital, OMI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from 26 Capital’s stockholders in connection with the proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of 26 Capital’s directors and executive officers in 26 Capital’s Prospectus and other relevant materials to be filed with the SEC in connection with the Business Combination when they become available. Information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of 26 Capitals equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Page 3

RISK FACTORS Below please find a summary of the principal risks OMI faces, organized under relevant headings. Risks Related to OMI’s Business and Operations Risks and uncertainties related to OMI’s business and operations include, but are not limited to, the following: The COVID-19 pandemic has had, and is expected to continue to have, a material adverse effect on OMI’s business, financial results and liquidity. There are currently a number of travel restrictions and other limitations affecting entry to the Philippines, and OMI is unable to predict when all, or any of, such travel restrictions will be eased, whether any additional restrictions will be reintroduced, or the period of time required for tourism to return to pre-pandemic levels, if at all. Okada Manila is operating with limited amenities and subject to certain occupancy limitations, and OMI is unable to predict the length of time it will take for operations to return to normal or if Okada Manila will be required to close in the future due to the COVID-19 pandemic. Past financial results of Okada Manila may not be indicative of future performance. OMI faces competition in the Philippines and elsewhere in Asia, and it may not compete successfully and may be unable to gain or sustain its market share. Okada Manila is still in a development stage and is subject to significant risks and uncertainties. TRLEI’s gaming operations are dependent on the Provisional License issued by PAGCOR. TRLEI’s fiscal incentives are subject to continued compliance with its registration agreement with PEZA and to future legislations on tax incentives for PEZA-registered entities. The Philippine Government could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause OMI to lose or be unable to gain market share. OMI may be unable to maintain, or develop additional, successful relationships with reputable independent gaming promoters, or compete for such relationships as the Philippine gaming industry grows. The success of Okada Manila will depend on the reputation and integrity of the independent gaming promoters that OMI engages, and it may be adversely affected by a lack of probity and integrity of such operators. There is no assurance that the independent gaming promoters that OMI engages will continue operations. OMI’s success depends on the effective execution of its business strategy and its inability to do so may affect its financial condition and results of operations. VIP gaming customers may cause significant volatility in OMI’s revenues and cash flows. OMI may be exposed to credit risk on credit extended to its clients. The interests of certain significant shareholders of OMI may differ from those of other shareholders. OMI may experience difficulty in managing its expected growth. OMI depends on existing members of management and key employees to implement its growth strategy, and the failure to retain them or to attract appropriately qualified new personnel could affect OMI’s ability to implement its growth strategy successfully. OMI may encounter problems that substantially increase the costs of completing Okada Manila. OMI may require additional equity or debt financing in order to complete Okada Manila, and OMI’s ability to obtain such financing may be limited, which could delay or prevent the completion of Okada Manila. The ongoing construction may continue to have a negative impact on OMI’s business. The ongoing and future construction and fit-out of Okada Manila is subject to hazards that may cause personal injury or loss of life. OMI expects to continue to record significant depreciation in the near future. Ongoing unionization efforts may affect OMI’s cost structure. The win rates for Okada Manila’s gaming operations depend on a variety of factors, some of which are beyond OMI’s control. OMI may be unable to maintain effective internal controls. OMI may be unable to maintain effective data protection mechanisms. OMI is subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect its reputation, results of operation and financial condition. OMI may not be able to prevent money laundering at Okada Manila. Violations of anti-corruption laws could have a negative impact on OMI. The former Chairman of UEC, Kazuo Okada, has engaged in, and may continue to engage in, activities that may interfere with OMI’s business. Okada Manila could encounter security issues from time to time. OMI may not be able to prevent cheating and fraud at Okada Manila. OMI’s gaming business depends entirely on Okada Manila, which may subject OMI to greater concentration risk than its competitors with multiple gaming properties. Changes in public acceptance of gaming in the Philippines may adversely affect OMI. The validity of the title to the land forming the Okada Manila site may be subject to certain lawsuits, challenges and claims. TRLEI’s lease agreements are subject to certain legal risks. The ownership of the lessor over the properties in Mausonan Island, El Nido, Palawan which are leased to TRLEI is subject to certain legal risks. The ownership structure of the entity holding the title to the land forming the Okada Manila site may be challenged on the grounds of violating the Philippine Anti-Dummy Law. TRLEI may be held liable for the alleged non-payment of services rendered by its contractors. The gaming industry in the Philippines is highly regulated. OMI may be subject to corporate income tax if the Philippine Congress amends the tax regime currently enjoyed by PAGCOR and its licensees. A conflict between the interpretation of PAGCOR and the Local City Government of Paran˜aque as to PAGCOR’s tax exemption may trigger TRLEI’s obligation to pay real property taxes on leased properties. OMI may be required to secure a legislative franchise if Congress passes legislation imposing such a requirement. Casinos in the Philippines may become subject to even stricter Anti-Money Laundering Regulation. Risks Related to the Philippines Risks and uncertainties related to the Philippines include, but are not limited to, the following: Overseas investors may face difficulties in protecting their interests as a shareholder because OMI is subject to Philippine corporate rules and regulations which provide less extensive shareholder protections than other jurisdictions. Corporate governance, disclosure and financial reporting standards in the Philippines may differ from those in other countries. The activities and assets of OMI are based in the Philippines, therefore, any downturn in the Philippine economy could have a material adverse impact on OMI’s business, financial condition, results of operations, and prospects. Political instability in the Philippines may have a negative effect on the Philippine economy and business environment which could have a material adverse impact on OMI’s business. The credit ratings of the Philippines may restrict the access to capital of Philippine companies, including OMI. Public health crises or outbreaks of diseases could have an adverse effect on economic activity in the Philippines, and could materially and adversely affect OMI’s business, financial condition and results of operations. Acts of terrorism could destabilize the country and could have a material adverse effect on OMI’s assets and financial condition. Natural or other catastrophes, including severe weather conditions, may adversely affect OMI’s business, materially disrupt OMI’s operations and result in losses not covered by its insurance. Territorial disputes with China and a number of Southeast Asian countries may disrupt the Philippine economy and business environment. Investors may face difficulties enforcing judgments against OMI. Risks Related to Being a Public Company Risks and uncertainties related to being a public company include, but are not limited to, the following: OMI will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance initiatives. A market for OMI’s securities may not develop or be sustained. 26 Capital has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner. Page 4

RISK FACTORS (cont.) Risks Related to Ownership of the Combined Entity Risks and uncertainties related to ownership of the combined entity include, but are not limited to, the following: OMI’s amended articles of incorporation, amended by-laws and Philippine law could prevent a takeover that shareholders consider favorable and could also reduce the market price of ADSs. OMI has never declared or paid cash dividends on its shares, and may never do so. Accordingly, you may not receive any return on investment unless you sell your ADSs for a price greater than the price you paid for the 26 Capital common stock. The ADSs and OMI warrants may not be listed on a national securities exchange after the Merger and Share Acquisition, which could limit investors’ ability to make transactions in such securities and subject OMI to additional trading restrictions. The market price and trading volume of the ADSs may be volatile and could decline significantly following the Merger and Share Acquisition. If, following the Merger and Share Acquisition, securities or industry analysts do not publish or cease publishing research or reports about OMI, its business or its market, or if they change their recommendations regarding the ADSs adversely, then the price and trading volume of the ADSs could decline. OMI’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities. OMI will qualify as an emerging growth company within the meaning of the Securities Act, and if OMI takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make OMI’s securities less attractive to investors and may make it more difficult to compare OMI’s performance with other public companies. OMI will be a foreign private issuer and, as a result, it will not be subject to U.S. proxy rules but will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer. OMI may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As OMI is a foreign private issuer and follows certain home country corporate governance practices, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. Holders of the ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights. You may be subject to limitations on transfers of your ADSs. The depositary for the ADSs is entitled to charge holders fees for various services, including annual service fees. You may not receive distributions on the OMI common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs. Changes in tax laws or exposure to additional income tax liabilities could affect OMIs’ future profitability and reduce net returns to OMI’s shareholders. U.S. holders of OMI common shares and/or warrants may suffer adverse tax consequences if OMI is treated as a passive foreign investment company. The Merger and Share Acquisition may not qualify as a reorganization under Section 368(a) of the Code or a transaction described in Section 351 of the Code or may be taxable under Section 367(a) of the Code, potentially causing U.S. investors who own 26 Capital shares and/or 26 Capital warrants to recognize gain or loss for U.S. federal income tax purposes. The IRS may not agree that OMI should be treated as a non-U.S. corporation for U.S. federal income tax purposes. Risks Related to the Merger and Share Acquisition Risks and uncertainties related to the Merger and Share Acquisition include, but are not limited to, the following: The completion of the Merger and Share Acquisition is subject to a number of important conditions, and the Merger and Share Acquisition Agreement may be terminated before the completion of the Merger and Share Acquisition in accordance with its terms. As a result, there is no assurance that the Merger and Share Acquisition will be completed. The Unaudited Pro Forma Condensed Combined Financial Information included in this proxy statement/prospectus may not be representative of our results after the Merger and Share Acquisition. Your ownership percentage in OMI will be less than the ownership percentage you currently hold in 26 Capital. The board of directors of 26 Capital did not obtain a fairness opinion in determining whether or not to proceed with the Merger and Share Acquisition, and as a result, we cannot assure you that the terms of the transaction are fair, from a financial point of view, to the stockholders of 26 Capital. Some of 26 Capital’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Merger and Share Acquisition without regard to your interests or in determining whether OMI is appropriate for 26 Capital’s initial business combination. If you elect not to purchase ADSs in the Subscription, you will not receive any ADSs or any other securities of OMI and the only consideration that you receive in the Merger and Share Acquisition will be an amount of cash equal to 0.05 PHP per share. Risks Related to the Redemption Risks and uncertainties related to the Redemption include, but are not limited to, the following: 26 Capital stockholders, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 15% of the public shares. There is no guarantee that a 26 Capital stockholder’s decision to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position. Risks Related to the Reorganization Risks and uncertainties related to the Reorganization include, but are not limited to, the following: The BIR may require a tax ruling on the Reorganization which may affect the timeline of the transaction and the settlement of legal ownership of Okada Manila if the parties close the Business Combination prior to the receipt of the tax ruling. There are governmental approvals that should be secured to implement the Reorganization, and there is no assurance on the timeline to secure these. Risks Related to the Projections Risks and uncertainties related to the Projections include, but are not limited to, the following: The Projections contained herein, as well as their underlying assumptions, may be inaccurate. Page 5

AGENDA Introduction 7 Philippines Gaming Market Overview 18 Investment Highlights 25 Financial Overview 40 Page 6

7 INTRODUCTION Page 7

PRESENTERS Okada Manila is managed by a successful and accomplished team whose members are known for their decades of experience in the Asian gaming and hospitality sectors, as well as their financial and legal experience and expertise. Kenshi Asano TOJI TAKEUCHI BYRON YIP HANS VAN DER SANDE JASON ADER President of UE Resorts Executive Officer & Head President and Chief Chief Financial Officer Chairman and CEO of International, Inc., Chief of the Corporate Planning Operating Officer of and Treasurer of UE 26 Capital Management Financial Officer and Division of Universal Okada Manila Resorts International, Inc. Board Member of Entertainment Universal Entertainment Corporation and Board Corporation Member of UE Resorts International, Inc. Page 8

OKADA MANILA’S JAPANESE HERITAGE Okada Manila is the only Japanese owned and operated integrated resort in the world, which we believe will give it an advantage with respect to winning a license to develop a casino and an integrated resort in Japan. u Okada Manila is owned by UE, a publicly listed company in Japan u UE, the only Japanese company with experience owning and operating a casino resort, is led by renowned systems engineer Mr. Jun Fujimoto; and as a result of his efforts it currently possesses multiple patents that allow Okada Manila to use proprietary gaming systems and automation technology for the purpose of enhancing its operational efficiency. These systems and technology have also contributed to the development of Okada Manila’s strong position today u UE exemplifies the Japanese reputation of providing the finest luxury and guest experience in the leisure, entertainment, and hospitality sector Page 9

26 CAPITAL MANAGEMENT



JASON ADER
Chairman & CEO

Over 26 years experience as an institutional investor, asset manager, and research analyst

- Served for eight years on Las Vegas Sands' Board of Directors
- Strategic shareholder with board representation at Playtech, IGT Corp., and BWIN-Party Digital Entertainment
- Track record of partnering with management of multiple gaming technology companies, leading to operational improvement

THE STARS GROUP

playtech

bwin.party digital entertainment

IGT

BACKGROUND

EARLY CAREER

- Hospitality and gaming analyst at **Baron Capital**
- Senior Analyst at **Smith Barney**
- Senior Managing Director at **Bear Stearns** covering equity and fixed income research for gaming and lodging companies
- **Top-rated by *Institutional Investor*:** Top ranked Casinos, Gaming, and Lodging analyst for 10 years

HAYGROUND COVE | Co-Founder & CEO

- Peak asset value of **$1.7 billion**
- **Successful investments** across several sectors:
  - Adelie Foods Group Ltd.
  - Western Liberty Bancorp
  - MD Insider, Inc.

SPRINGOWL | Co-Founder, CIO & CEO

- More than **$1 billion** raised since 2013
- Seasoned investment team across multiple sectors – **100+ years of combined experience**
- **Deep sector knowledge** and relationships, which provide distinct advantages pre-transaction as well as post-transaction

WRITINGS & PHILANTHROPY

- Author of ***Deviate to Win, Insights from a Turnaround Investor*** (April 2020)
- Philanthropic activities include: American Cancer Society, Challenged Athletes Foundation, Birthright Israel, Team for Kids, and MEB Foundation

Page 10

JASON ADER’S SIGNIFICANT EXPERIENCE CREATING SHAREHOLDER VALUE IN GAMING Case Study: Las Vegas Sands (NYSE: LVS) In 2009, Mr. Ader became a board member and shareholder of Las Vegas Sands (current enterprise value of $46.8 billion), the largest gaming company in the world, as part of the firm’s recapitalization and restructuring u Mr. Ader worked with management to deleverage the balance sheet, reduce overhead, and build long-term shareholder value u Mr. Ader subsequently served eight years as a director of Las Vegas Sands, serving on both the Nominating and Governance and Audit committees Sands China Ltd Hong Kong IPO $5 Billion in Debt + Equity (11/30/2009) $74.66 Marina Bay Sands Opens Jason N. Ader (04/27/2010) $74.66 Elected at Annual Meeting (04/15/2009) $4.48 $4.48 Apr-09 Apr-10 Apr-11 Apr-12 Apr-13 Apr-14 Page 11

TRANSACTION SUMMARY

Key parties	**The SPAC** • 26 Capital Acquisition Corporation ("26 Capital") listed on the NASDAQ on January 14, 2021 in a $275mm IPO **De-SPAC Group** • Okada Manila International, Inc. is the planned US SEC registrant and NASDAQ listed company that will own 100% of the common shares of Okada Manila and has approved a name change to UE Resorts International, Inc. ("UE Resorts International" or "UERI") • Tiger Resorts Leisure & Entertainment, Inc., operating as Okada Manila ("Okada Manila") and the direct wholly owned subsidiary of UERI • Universal Entertainment Corporation (ultimate Japanese parent of UERI, "UE")
Transaction structure	• On October 15, 2021, 26 Capital, UE, Okada Manila and UERI entered into a Merger Agreement that provided for UERI to become a public company traded on the NASDAQ
Valuation	• 26 Capital acquisition enterprise value of UERI of $2.6bn compared to an estimated replacement value of $3.3bn for the property and equipment alone • Pro forma UERI enterprise value of $2.7bn
Key closing conditions include	• 26 Capital shareholder approval • Registration statement shall have become effective • Approval for listing on NASDAQ
Key management and board members	• President of UERI: Kenshi Asano • President and COO of Okada Manila: Byron Yip • CFO and Treasurer of UERI: Hans Van Der Sande • The board will comprise up to 7 members with at least three independent directors

Page 12

TRANSACTION SUMMARY (cont.) Sources and uses * Pro forma capitalization * ($mm except share data) Sources of funds $mm UE rollover shares 250 UE rollover equity 2,500 26 Capital public shareholders 28 26 Capital cash in trust 275 Founder shares 7 Founder shares 69 Total sources 2,844 Total shares 284 Uses of funds $mm Issue price of 26 Capital shares 10.00 UE rollover equity 2,500 Cash to balance sheet 255 Implied equity value 2,844 Founder shares 69 Estimated transaction fees 20 Pro forma loans 172 Total uses 2,844 Pro forma cash (301) Pro forma net debt** (129) Pro forma ownership * Implied enterprise value 2,715 Holder Shares (m) % 2025E EBITDA 516 UE rollover shares 250 88% Implied EV/2025E EBITDA 5.3x 26 Capital public shareholders 28 10% Founder shares 7 2% Replacement cost*** 3,309 Implied EV discount to replacement cost 17.9% Total shares 284 100% * Assumes no redemptions from existing 26 Capital shareholders. Excludes the impact of existing 26 Capital warrants. Excludes the impact of any PIPE financing ** Net debt excludes related party payables and lease liabilities Page 13 *** Based on Note 10 of Tiger Resorts Leisure & Entertainment, Inc., 2020 audited balance sheet. Amount reflects total property and equipment less right of use assets at an exchange rate of 0.0208 USD to 1 PHP

TRANSACTION TIMELINE October 15, 2021• Signing of Agreement and Plan of Merger and Share Acquisition Currently anticipated • Filing of final form F-4 with the SEC in 1H 2022• Set record date for 26 Capital shareholder vote • Mailing of proxy materials to 26 Capital shareholders • Hold shareholder vote and transaction close Page 14

TRANSACTION HIGHLIGHTS u UERI will operate Okada Manila, which is the newest and largest integrated resort in the Philippines and one of Asia’s premier integrated resorts u UERI’s $2.6bn enterprise value implied from the Merger Agreement is significantly less than the $3.3bn replacement value for the property and equipment alone u Okada Manila operates in the Philippines, which is one of the largest and fastest growing gaming markets in the world u Okada Manila has strong free cash flow conversion benefitting from low leverage and a favorable tax regime. Upon NASDAQ listing the upstream guarantee of the outstanding UE Notes will be released, leaving UERI’s balance sheet largely unlevered, unlike many other Asian gaming companies u The property will finally reach 100% operating capacity in 2022 with construction completion in Q1 2022, compared to operating at less than 60% capacity in 2019 u Seasoned management team has successfully negotiated the COVID crisis and positioned UERI well for a strong recovery Page 15

OKADA MANILA: ONE OF ASIA’S PREMIER INTEGRATED RESORTS u Asia’s largest Forbes five star resort u 599 gaming tables and 4,263 gaming machines at current licensed capacity*, totaling nearly 8,000 gaming positions**, with license capacity to grow this into 974 gaming tables and 6,890 gaming machines totaling nearly 12,734 positions u More than 990 accommodations upon full hotel completion in Q1 2022, ranging from deluxe rooms to high-end villas u Key non-gaming amenities include: approximately 25 dining options, approximately 10,000 square meters of retail space, Cove Manila, The Garden, and the world’s largest multi-color dancing fountain Source: TRLEI Management *Subject to adjustment based on Gaming Area Cap of maximum 7.5% of total Gaming Floor Area (GFA). Adjusted Gaming Table capacity is currently set at 910 and Adjusted Gaming Machine Capacity is set at 6,168. Okada may request PAGCOR to increase Adjusted Gaming Table capacity to up to 974 by reducing some of its Adjusted Gaming Machine capacity. ** Each table provides six gaming positions and each slot machine one position Page 16

2019 PRE COVID OPERATING SNAPSHOT Financial summary Gross Revenue Contribution u Gross revenue: $849 million** u Adjusted EBITDA: $137 million Total property visitation u More than 6 million visitors in 2019 Casino u Approximately $800 million in total Gross Gaming Revenue in 2019 while operating only at less than 60% capacity at its peak due to construction work onsite Hotel u Occupancy at 98.1% in 2019 with less than 60% of room inventory available u Upon full construction completion, two towers Note: Gaming contribution is based on gross gaming revenue which may differ from with approximately 500 keys each GAAP/IFRS financial accounting u RevPAR reached more than $190 * Includes nightclub, beach club and retail ** Based upon management accounts, which may differ from GAAP/IFRS financial accounting Page 17

PHILIPPINES GAMING MARKET OVERVIEW Page 18

OVERVIEW OF ENTERTAINMENT CITY u The Entertainment City strip was planned by the Philippines government over a decade ago to develop a premier world class domestic and international integrated resort hub to compete with Macau and Las Vegas u Located 10 minutes from Ninoy Aquino International Airport (NAIA), the country’s main hub of air transportation, connected to gateway cities worldwide u An area of 8 square kilometers (3.1 square miles) in Metro Manila TBD u Home of three large-scale integrated resorts: Okada Manila, Solaire Resort & Casino, and City of Dreams Manila with Resorts World Manila located in close proximity u In aggregate, nearly 20,000 gaming positions and 4,500 hotel rooms among the four resorts u Extremely limited land available for further development in Entertainment City Page 19 Source: The Innovation Group

PRE-COVID, ENTERTAINMENT CITY EXHIBITED STRONG GROWTH Prior to COVID, Entertainment City was on Entertainment City track to surpass Las Vegas GGR within Gross Gaming Revenue 2013-2019 (US$ billions) three years uMarket Highlights: $3.3 •Capacity constrained due to limited developable land $2.8 •Okada Manila has rights over one of the $2.2 largest remaining plots of land in $1.7 Entertainment City $1.5 $1.2 •Unique geographic position within Asia with $0.9 short flight distance to key metro areas and population centers and easy airport connectivity (e.g., less than 10 minute transit 2013 2014 2015 2016 2017 2018 2019 time from international airport to casino) •Gaming in Entertainment City grew at a 24% Source: Philippine Amusement and Gaming Corporation (PAGCOR) Assumed currency exchange rate at 1 Philippine Peso equivalent to 0.02 United States Dollar CAGR prior to COVID As per The Innovation Group, 2020 GGR was $1.31 billion and 2021E GGR is $1.32 billion Page 20

FAVORABLE COST DYNAMICS WITHIN THE PHILIPPINES GAMING MARKET Gaming Tax Rates in Major APAC Gaming Markets Average Monthly Salary for Casino Workers in 2019 ($US) Singapore Macau PHILLIPINES Macau Malaysia Vietnam Korea Singapore Australia Cambodia Philippines (Queensland) VIP NON-VIP Corporate Source: PAGCOR, Macau DICJ, The Innovation Group, and the Center for Gaming Research at UNLV Source: The Innovation Group Note: Philippines corporate tax is 0% for gaming operations; Philippines tax rate excludes 2% foundation fee on non-junket gaming tables u Advantageous gaming tax regime = contributes to both high margins as well as an enhanced ability to compete with other regions for VIP guests u Competitive labor costs = lower fixed costs contributing to high margins u No corporate tax on gaming operations = best in class free cash flow conversion and enhanced ROIC Page 21

MANILA IS HIGHLY ACCESSIBLE TO MAJOR ASIAN METRO AREAS 1.8 billion potential guests representing $25.3 trillion of GDP within a 4 hour radius GDP per Population capita City (m) (US$) APPROXIMATELY 4 HOURS Bangkok 9.4 $22,294 Jakarta 10.5 16,152 Kuala Lumpur 7.0 25,816 Kanto Area 42.6 43,752 (Incl. Tokyo/ Yokohama) Kansai Area 20.3 37,438 (Incl. Osaka) Seoul 9.9 34,355 Shanghai 24.4 16,678 Singapore 5.7 49,339 2 hr Flight WITHIN 2 to 3 HOURS Guangzhou 13.1 $20,218 Ho Chi Minh 7.5 5,428 3 hr Flight Hong Kong 7.4 43,923 Macau 0.6 72,932 Taipei 2.7 22,497 4 hr Flight Page 22

PRE-COVID INBOUND VISITATION TO THE PHILIPPINES Between 2010 and 2019, international visitor arrivals grew at a CAGR of approximately 10% 8,261 7,168 6,621 2,782 5,967 2,620 5,361 2,503 4,833 4,681 2,412 1,743 4,273 2,255 3,917 3,520 1,258 2,076 1,980 968 683 1,926 676 1,749 632 491 584 1,633 535 395 426 1,064 496 251 464 1,034 958 243 434 412 869 187 375 779 359 723 675 653 625 600 1,989 1,608 1,624 1,475 1,340 1,166 1,175 1,031 925 741 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 South Korea USA Japan China Rest of the World In the past decade the Philippines was one of the fastest growing tourist destinations with a diverse tourist base Source: Philippines Department of Tourism and The Innovation Group Page 23 International visitor arrivals (000's)

24 Q & A Page 24

INVESTMENT HIGHLIGHTS Page 25

INVESTMENT HIGHLIGHTS Attractive valuation: Acquisition enterprise value of $2.6bn (5.0x 2025E EBITDA) and 1 pro-forma implied enterprise value of $2.7bn is significantly less than the $3.3 billion replacement cost of the property and equipment alone* 2 Strong free cash flow conversion Well positioned within the high growth, capacity constrained Entertainment City 3 gaming market Domestic iGaming license 4 Seasoned management team has improved competitive positioning and operating 5 costs during the crisis, positioning the company well for a post-COVID recovery Page 26 *Based upon Note 10 of the Tiger Resort, Leisure and Entertainment Inc. 2020 audited balance sheet and reflects Total Property & Equipment less Right-of-Use Assets. Utilizing an exchange rate as of 12/31/20 of 0.0208 USD to 1 PHP.

ATTRACTIVE VALUATION: ICONIC ASSET AT BELOW REPLACEMENT COST Exterior Facade Largest Casino Floor in the Philippines Page 27

ATTRACTIVE VALUATION: ICONIC ASSET AT BELOW REPLACEMENT COST (cont.) Signature Dining Outlets Cove Manila Page 28

ATTRACTIVE VALUATION: ICONIC ASSET AT BELOW REPLACEMENT COST (cont.) Five-Star Hotel Room Inventory Page 29

FAVORABLE PHILIPPINES INDUSTRY DYNAMICS SUPPORTING VALUATION Philippines/Okada Manila Macau Result Market Growth Entertainment City GGR grew at GGR grew at 4.8% from 2017-2019; We believe the Philippines will have 23% from 2017- 2019 GGR shrank by 3.4% in 2019 faster expected future GGR growth Licensing Okada Manila license term Licenses will be extended 10 years to We believe the Philippines has lower coterminous with PAGCOR 2032 risk of additional licensing cost/non- existence; arguably perpetual in renewal of license nature Tax 0% corporate tax rate on gaming 12% corporate tax rate We believe Philippine properties have operations higher cash flow conversion Property High level of “newness” cache Key casinos in the market are >15 We believe Okada Manila, as the and years away from substantial years old hottest property, will attract outsized refreshment capital expenditure share of traffic and has longer relative remaining asset life Labor Cost $707/month avg. salary $2,481/month average salary We believe this will produce higher margin/higher ROI for Philippine casinos Regulatory Government supportive of China taking harder view on local We believe this has produced a more industry gaming practices favorable regulatory outlook for the Philippine market Page 30 Source: The Innovation Group

VALUATION COMPARISON 2023 Enterprise Value/ EBITDA 14.0x 12.9x 12.0x 11.1x 9.8x 9.4x 10.0x 8.7x 8.2x 7.4x 8.0x 7.0x 7.0x 6.0x 4.0x 2.0x 0.0x Peer Mean 9.3x Peer Median 9.1x Source: Bloomberg as of 2/9/2022 Page 31

STRONG FREE CASH FLOW CONVERSION uExpect up to 90% of Pro Forma Net Debt (US$ mm) Pro forma no Pro forma max EBITDA to free cash flow redemptions redemptions conversion from: Short term loans payable 50.0 50.0 u Low leverage Current portion of long term loans 26.1 26.1 u Corporate tax exemption Current portion of lease liabilities 1.0 1.0 on gaming income Total short term debt 77.1 77.1 u Limited maintenance capex Long term loans payable 95.9 95.9 Long term lease liabilities 536.6 536.6 Total long term debt 632.5 632.5 Total debt (excluding related party payables) 709.6 709.6 Total debt excluding lease liabilities and related party payables 172.0 172.0 Cash 300.7 25.6 Net debt 409.0 684.0 Net debt excluding lease liabilities and related party payables (128.7) 146.3 Page 32 Source: Balance sheet as of 9/30/2021

NEWEST AND LARGEST INTEGRATED RESORT IN ENTERTAINMENT CITY

Okada Manila is the newest and largest integrated resort in Entertainment City

OKADA MANILA

- Casino/Hotel: Okada Manila
  - Grand opening in December 2018*
  - Complex size: Over 20 hectares
  - Construction cost: $3.3B
  - 34,950 sq. meters of gaming space
  - Current licensed capacity** of 599 gaming tables (licensing capacity upon completion of construction in 2022: 974)
  - Current licensed capacity** of 4,263 electronic gaming machines (licensing capacity upon completion of construction in 2022: 6,890)
  - 993 hotel rooms upon completion of construction
- To be listed on NASDAQ
- **In 2019 GGR and adjusted EBITDA of approximately $799mm and $137mm respectively, at less than 60% capacity while the property was still ramping up**

Bloomberry Resorts Corporation

- Casino/Hotel: Solaire
  - Opened in 2013
  - Complex size: 8.6 hectares
  - Construction cost: $1.4B
  - 18,500 sq. meters of gaming space
  - 387 gaming tables***
  - 2,106 slot machines***
  - 800 hotel rooms
- Listed on PSE ($2.3B enterprise value as of 2/9/2022)
- Bloomberry also owns Jeju Sun Hotel and Casino in South Korea
  - Small property with 20 gaming tables, 45 gaming machines
- 2019 GGR and EBITDA of approximately $1,246mm and $423mm respectively

Source for Okada Manila: TRLEI Management; Source for Bloomberry Resorts: The Solaire website and Bloomberry Resorts public filings

*Grand opening of first half of Phase 1 development; Phase 1 completion expected end of Q1 2022

**Subject to adjustment based on Gaming Area Cap of maximum 7.5% of total GFA. Adjusted Gaming Table capacity is currently set at 910 and Adjusted Gaming Machine Capacity is set at 6,168. Okada may request PAGCOR to increase Adjusted Gaming Table capacity to up to 974 by reducing some of its Adjusted Gaming Machine capacity.*

***As of 2018 by PAGCOR; gaming units represent full capacity for the property

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SUFFICIENT CAPACITY TO ABSORB FUTURE ENTERTAINMENT CITY MARKET GROWTH Largest gaming floor in the Philippines and a gaming floor that is among the largest in the world u Size of gaming floor: 34,950 sqm u Licensed capacity: Up to 974 gaming tables and 6,890 electronic gaming machines (EGMs) upon completion of construction, a total of 12,734 gaming positions** • At full license capacity, Okada Manila will have Gaming Units In Operations* approximately one-third of the total gaming positions in Entertainment City Gaming Tables 599 Slots 4,263 • Entertainment City has limited land capacity for new competitors Total Gaming Units 4,862 • Okada Manila has rights over one of the last Total Gaming Positions 7,857 large plots of land in Entertainment City, (1 table = 6 positions and 1 slot = 1 position) potentially accessible for future development *At current licensed capacity Source: TRLEI Management **Subject to adjustment based on Gaming Area Cap of maximum 7.5% of total GFA. Adjusted Gaming Table capacity is currently set at 910 and Adjusted Gaming Machine Capacity is set at 6,168. Okada may request PAGCOR to increase Adjusted Gaming Table capacity to up to 974 by reducing some of its Page 34 Adjusted Gaming Machine capacity.

POTENTIAL GROWTH FROM iGAMING u Philippines Inland Gaming Operator (PIGO): Available since late 2020, allowed to serve domestic demand of VIP and premium guests u Okada Manila was one of the first properties in Entertainment City to be granted a PIGO license u Current forecast and the financial projections herein only assume serving domestic iGaming demand of VIP guests, however there may be significant upside potential as the PIGO market has recently opened up more broadly to serve the demand of domestic mass guests u Total Addressable Market has substantial growth potential (over $560 million*) as the PIGO license has recently expanded from current VIP and Premium players to the general market in the Philippines u The coupling of Okada Manila’s advanced technology with the 26 Capital team’s extensive experience in developing online gaming businesses may add substantial and sustainable growth for both the near-term as well as the longer term u The Philippines government has expressed a strong desire to grow the domestic iGaming market; expansion of iGaming outside of the domestic market may also be possible Page 35 *Source: The Innovation Group

SEASONED MANAGEMENT TEAM Name Title Key Accomplishments at Okada Manila Kenshi Asano President of UE Resorts • Part of the UE senior management team that conceived, acquired and International, Inc., Chief developed Okada Manila Financial Officer and Board • Ongoing strategic guidance and oversight of Okada Manila Member of Universal Entertainment Corporation Toji Takeuchi Executive Officer & Head of the • Part of the UE senior management team that conceived, acquired and Corporate Planning Division of developed Okada Manila UE and Board Member of UERI• Ongoing strategic guidance and oversight of Okada Manila Byron Yip President and COO of Okada Pre-COVID as chief operating officer (2018-2020) Manila• Appointed chief operating office to focus primarily on gaming • Restructured casino marketing and operations team • Increased focus on higher margin market segment to reduce earnings volatility • Revamped casino marketing cost structure resulting in significant savings and more effective spend Post-COVID as president • Promoted to president in late 2020 • Rolled out cost savings and efficiency programs across all departments • Initiatives resulted in a return to profitability with adjusted EBITDA of $(25m) in 2020 improving to over $45m in 2021 Page 36

SEASONED MANAGEMENT TEAM (cont.) Name Title Key Accomplishments at Okada Manila Hans Van Der Sande CFO and Treasurer of UERI and • Head of Deutsche Bank team that raised $600m in original UE Notes Okada Manila financing in August 2015 • Joined Okada Manila as CFO in September 2015 and has since raised over $2.5bn of UE group financing • May 2016: $800mm equivalent Okada Manila project finance PHP loan from BDO Bank • Fall 2016: $600mm of UE Notes • Feb 2018: JPY33bn of UE group international loan • March 2018: UE settlement with Wynn Resorts for $2.6bn to pay off substantially all UE group debt • Dec 2018: $600mm of UE Notes • 2019 and 2020: additional $200mm of Philippine bank loans and liability management term extensions and additional issuance of UE Notes during COVID crisis Page 37

JASON ADER’S VALUE CREATION TRACK RECORD Jason Ader and his team are making a long-term commitment to Okada Manila and are dedicated to creating value. They offer: u A successful track record of creating value in gaming assets investment u Deep industry relationships and sector experience, which may facilitate further growth opportunities and enhancements u The ability to bring best operating practices that may help maximize productivity across the full spectrum of gaming, hospitality, retail, and entertainment offerings of Okada Manila u Institutional investor and capital market relationships, which may assist in future growth opportunities and may help leverage Okada Manila’s operating expertise across the Asia Pacific region u Extensive experience in developing online gaming businesses u Significant experience and success in Asia and a possession of a deep understanding of the manner in which business is conducted in the region Page 38

39 Q & A Page 39

FINANCIAL OVERVIEW Page 40

LEADING MARKET SHARE POTENTIAL We believe Okada Manila’s larger gaming capacity places it in a position to achieve a leading market share (full recovery expected to occur in 2023/2024 according to tourism research associations) GGR Forecast and Okada Manila’s Expected Market Share (in US$ mm) 2019A 2020A 2021P 2022E 2023E 2024E 2025E Okada Manila GGR $799 $309 $378 $797 $1,141 $1,258 $1,381 Entertainment City GGR* $3,306 $1,314 ~$1,550 $2,493 $3,436 $3,730 $4,041 Okada Manila's Market Share 24% 23% ~24% 32% 33% 34% 34% Source: TRLEI Management for Okada Manila GGR 2019 and 2020 actuals; PAGCOR for Entertainment City GGR 2019 and 2020 actuals; UERI management for Okada Manila 2021P (preliminary) GGR, Analyst research for 2021E Entertainment City GGR*; The Innovation Group for Okada Manila and Entertainment City GGR 2022 through 2025 projections *Assumed currency exchange rate of 1 Philippine Peso equivalent to 0.02 United States Dollar *Source: UBS Securities Asia Limited. Analyst report 1/10/2022 Page 41

SUMMARY FINANCIAL PERFORMANCE AND PROJECTIONS

(in USD millions)	2019A	2020A	2021P	2022E	2023E	2024E	2025E
Mass Gaming	$418.7	$143.5	$186.0	$474.4	$718.9	$815.6	$922.1
VIP Gaming	380.5	165.3	192.4	312.0	399.5	416.3	431.8
iGaming	0.0	0.0	0.0	10.6	22.5	25.9	26.8
Gross Gaming Revenue	**$799.2**	**$308.8**	**$378.4**	**$797.0**	**$1,140.8**	**$1,257.8**	**$1,380.6**
Non-Gaming Revenue*	49.8	11.7	15.6	48.1	94.9	119.7	146.4
Total Gross Revenues**	**$849.0**	**$320.5**	**$394.0**	**$845.1**	**$1,235.7**	**$1,377.5**	**$1,527.1**
Adjusted EBITDA***	**$137.4**	**($25.2)**	**$45.5**	**$240.5**	**$389.3**	**$453.6**	**$516.3**

Source for 2019 and 2020 actuals: TRLEI Management; Source for 2021P (preliminary): UERI management. Source for 2022-2025 projections: The Innovation Group
*Non-gaming revenue relates to cash revenue and excludes complimentaries. Complementary revenue is netted off against complementary expenses in the 2022E to 2025E forecasts.
**Total Gross Revenues do not reflect gaming promotional allowances that are netted against gross revenues for the purpose of internal and GAAP/IFRS reporting
***2021 Adjusted EBITDA includes the impact of consolidated UERI expenses.
Assumed currency exchange rate of 1 Philippine Peso equivalent to 0.02 United States Dollar

- **In 2019, Okada Manila was operating at less than 60% capacity at its peak due to construction work onsite**; in addition, the Philippines' robust, long-term economic growth trajectory creates a strong platform for increased domestic gaming volume
- Pre-2020 growth sustained by healthy market fundamentals in key feeder markets, including South Korea, Singapore, Japan, and Taiwan
- Okada Manila poised to achieve a market share of greater than 34% in Entertainment City due to its larger gaming capacity and optimized operating efficiency
- No additional competition in Entertainment City in the foreseeable future due to limited land available to develop in Entertainment City
- A large portion of the cost controls achieved during the pandemic will be retained going forward to continue improving EBITDA margin

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HISTORICAL AND PROJECTED SUMMARY INCOME STATEMENT

	2019A	2020A	2021P	2022E	2023E	2024E	2025E
Mass tables	212.8	61.6	76.3	241.1	365.3	414.5	468.6
Electronic gaming	205.9	81.2	109.7	233.3	353.5	401.1	453.4
VIP tables	380.5	165.3	192.4	312.0	399.5	416.3	431.8
iGaming	0	0	0.0	10.6	22.5	25.9	26.8
Gross Gaming Revenue	**799.2**	**308.8**	**378.4**	**797.0**	**1,140.8**	**1,257.8**	**1,380.6**
Non-gaming revenue*	49.8	11.7	15.6	48.1	94.9	119.7	146.4
Contra revenue	(284.8)	(105.3)	(121.7)	(213.6)	(305.2)	(326.0)	(353.6)
Net Revenue	**564.2**	**215.2**	**272.3**	**631.5**	**930.6**	**1,051.5**	**1,173.5**
Gaming taxes	166.6	62.3	78.0	157.8	228.7	256.0	284.8
Personnel cost	135.9	86.7	75.7	115.6	143.5	155.1	167.6
Other opex	123.6	90.4	73.1	117.6	169.1	186.8	204.8
Adjusted EBITDA**	**137.4**	**(25.2)**	**45.5**	**240.5**	**389.3**	**453.6**	**516.3**

Source for 2019 and 2020 actuals: TRLEI Management; Source for 2021P (preliminary): UERI management. Source for 2022-2025 projections: The Innovation Group
Note: Total Gross Revenues do not reflect gaming promotional allowances that are netted against gross revenues for the purpose of internal and GAAP/IFRS reporting
*Non-gaming revenue relates to cash revenue and excludes F&B, hotel and retail complimentaries. Complementary revenue is netted off against complementary expenses in the 2022E to 2025E forecasts.
**2021 Adjusted EBITDA includes the impact of consolidated UERI expenses.
Assumed currency exchange rate of 1 Philippine Peso equivalent to 0.02 United States Dollar

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OPERATING PERFORMANCE POTENTIAL UE Resorts International recently reported Full-Year 2021 results that surpassed previously disclosed guidance for Total Revenue and Adjusted EBITDA. The strong fourth quarter performance demonstrates the financial potential of the business as we transition to a normalized operating environment: uFiscal year 2021 Gross Gaming Revenue of $378 million* exceeded prior forecasts by over 22% and total gross revenue increased 24% over 2020 uOkada Manila had over 761,000 visitors in Q4 2021, compared to 304,250 visitors in Q3 2021, and its total revenue increased by 75% over the same period uOkada Manila ended the fourth quarter of 2021 as the clear market leader with a market share of 36.5% in Entertainment City for the month of December according to analysts’ research** *Gross Gaming Revenue assumes a currency exchange rate of 1 Philippine Peso equivalent to 0.02 United States Dollar Page 44 **Source: UBS Securities Asia Limited. Analyst report 1/10/2022

PROJECTED EBITDA BRIDGE (2019A to 2025E) 2025 Projected EBITDA $516m iGaming Saving from Payroll and Benefits Reduction Other Margin Benefits Due to Fixed Costs in G&A, R&M, Utilities, etc. Contribution of Changes in VIP/Mass Gaming Mix Land-based Total Revenue Growth (at 2019 Margin/Mix) Contribution of Changes in Gaming/ Non-gaming Mix 2019 EBITDA $137m Source: The Innovation Group Page 45

46 Q & A Page 46

UE RESORTS INTERNATIONAL Thank you